EXHIBIT 99.1

FLNG Gimi Received First Gas From the GTA Field

Golar LNG Limited (“Golar”) is pleased to announce that on January 18, 2025, FLNG Gimi received feed gas from the bp operated FPSO on the Greater Tortue Ahmeyim (“GTA”) project offshore Mauritania and Senegal. Full commissioning of the FLNG has now commenced. Prior to achieving this key milestone, gas from the LNG carrier British Sponsor was being used to undertake advanced commissioning work. Receipt of gas from the FPSO allows the full commissioning activity to ramp up. The first LNG export cargo is now expected within Q1 2025, and full Commercial Operations Date (“COD”) is expected within Q2 2025, subject to all conditions being met.

First gas to the FLNG will result in the final upward adjustment to the Commissioning Rate under the commercial reset agreed in August 2024. COD will trigger the start of the 20-year Lease and Operate Agreement that unlocks the equivalent of around $3 billion of Adjusted EBITDA Backlog (Golar's share) and recognition of contractual payments comprised of capital and operating elements in both the balance sheet and income statement.

FORWARD LOOKING STATEMENTS
This press release contains forward-looking statements (as defined in Section 21E of the Securities Exchange Act of 1934, as amended) which reflect management’s current expectations, estimates and projections about its operations. All statements, other than statements of historical facts, that address activities and events that will, should, could or may occur in the future are forward-looking statements. Words such as “may,” “could,” “should,” “would,” “expect,” “plan,” “anticipate,” “intend,” “forecast,” “believe,” “estimate,” “predict,” “propose,” “potential,” “continue,” “subject to” or the negative of these terms and similar expressions are intended to identify such forward-looking statements.

These statements are not guarantees of future performance and are subject to certain risks, uncertainties and other factors, some of which are beyond our control and are difficult to predict. Therefore, actual outcomes and results may differ materially from what is expressed or forecasted in such forward-looking statements. You should not place undue reliance on these forward-looking statements, which speak only as of the date of this press release. Golar LNG Limited undertakes no obligation to update publicly any forward-looking statements whether as a result of new information, future events or otherwise, unless required by applicable law.

Hamilton, Bermuda
January 21, 2025

Investor Questions: +44 207 063 7900
Karl Fredrik Staubo - CEO
Eduardo Maranhão - CFO
Stuart Buchanan - Head of Investor Relations

This information is subject to the disclosure requirements pursuant to Section 5-12 the Norwegian Securities Trading Act